Filed by Obsidian Energy Ltd.

(Commission File No. 001-32895)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bonterra Energy Corp.

Obsidian Energy Announces Intention to Launch Exchange Offer for Bonterra Energy

Creates a Cardium Champion with enhanced scale and relevance

Accretive across all equity metrics resulting in significant per share value appreciation to the benefit of both Obsidian Energy and Bonterra shareholders

Stabilize balance sheets, reduce debt and improve access to capital

Up to C$100 million expected in identified financial, operational and other synergies over the first three years

A far superior outcome compared to what either Obsidian Energy or Bonterra could achieve on a stand-alone basis,

specifically including Bonterra’s proposed BDC term facility

CALGARY, September 8, 2020 – OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, “we”, or “our”) today announced that, further to our August 31, 2020 press release, we intend to make an offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Bonterra Shares”) in the capital of Bonterra Energy Corp. (TSX – BNE) (“Bonterra”) for consideration consisting of two common shares of Obsidian Energy (the “Obsidian Shares”) for each Bonterra Share.

“We believe our Offer is in the best interests of Obsidian Energy and Bonterra shareholders” said Interim President and Chief Executive Officer Stephen Loukas. “The combination of our companies creates a ‘Cardium Champion’ with an improved cost structure, increased capital markets relevance and positions us favourably for further consolidation within the basin. The combination would result in significant cost savings and additional synergies, making the transaction accretive to both Obsidian Energy’s and Bonterra’s free cash flow, funds flow from operations and production on a per-share basis while driving a faster pace of debt repayment.”

Mr. Loukas continued by noting that “while we recognize on first inspection the Offer of two Obsidian Shares for each Bonterra Share is currently below a trading price-based exchange ratio, our detailed contribution analysis supports that this is a highly compelling exchange ratio. Bonterra currently trades at a premium to Obsidian Energy and other relevant public oil producing companies, despite recent performance that has been weaker than Obsidian Energy as measured by funds flow from operations, operating costs, and well results. We recognize the attractive, low-decline attributes of Bonterra’s portfolio, but we do not believe that Bonterra’s valuation premium will be sustained as a stand-alone entity given that its over-levered balance sheet and lack of meaningful scale is unlikely to attract equity market support. More importantly, we believe that the combined entity will have dramatically superior financial performance due to the significant synergies available. We further believe that it is very unlikely that any other company would be able to achieve the scale of synergies and corresponding equity value appreciation that would result from a merger between Obsidian Energy and Bonterra. As a result, by making an offer directly to Bonterra’s shareholders, we are seeking to deliver a path to enhanced underlying free cash flow, asset value and meaningfully increased equity value for both Obsidian Energy and Bonterra shareholders alike.”

BACKGROUND TO THE OFFER

As described in greater detail in its public letter to Bonterra and its Board of Directors dated August 31, 2020 (the “August 31 Letter”), Obsidian Energy and Bonterra have been engaged in periodic discussions pertaining to a potential friendly business combination transaction since at least January of 2019. Despite positive initial discussions and Obsidian Energy’s consistent efforts to further the engagement between the two companies, Bonterra has failed to allow any meaningful progress. Accordingly, in the August 31 Letter, Obsidian Energy presented Bonterra’s Board of Directors with a formal non-binding business combination proposal on the terms of the Offer. Obsidian Energy indicated in the August 31 Letter that it was prepared to immediately engage in prompt discussions with Bonterra to share its cost synergy and business plan assumptions and invited the Bonterra Board of Directors to participate in good faith negotiations to explore a mutually acceptable transaction to combine the companies. Obsidian Energy requested that Bonterra respond to its formal non-binding proposal on or before Friday, September 4, 2020.

At the time of this press release, the Bonterra Board of Directors has failed to engage with Obsidian Energy in any meaningful way. Obsidian Energy was encouraged that the following quote by Bonterra’s Chairman and Chief Executive Officer in the September 4, 2020 edition of the Calgary Herald suggested a potential willingness to engage in discussions on the merits of the proposed combination transaction:

“I [George Fink, Chairman and CEO of Bonterra] am not saying we [Bonterra] don’t want to do a deal, but we don’t want to do a deal that they proposed at this point. It’s too much in favour of their side. There are a lot of positives putting the two entities together, but not the proposal that’s in front of us right now.”

Unfortunately, and to the disappointment of Obsidian Energy, this quote was then followed by correspondence from Bonterra’s Chairman and Chief Executive Officer to Obsidian Energy’s Interim President and Chief Executive Officer on the evening of September 4, 2020 that indicated Bonterra is focused on pursuing a subordinated debt financing with Business Development Bank of Canada (“BDC”) and was not interested in pursuing a transaction with Obsidian Energy, but would advise us if their position changed in the future.

While Obsidian Energy remains prepared to engage in good faith negotiations with Bonterra to complete the transaction expeditiously for the benefit of Bonterra’s and Obsidian Energy’s respective shareholders, Bonterra’s continued recalcitrance, and the unwillingness of its Board of Directors to engage in any discussions, has left Obsidian Energy with no option but to bring this compelling Offer directly to Bonterra shareholders so they can determine the future of their investment.

A copy of the August 31 Letter is available under Obsidian Energy’s SEDAR profile at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Obsidian Energy website at www.obsidianenergy.com.

WHY DOES THIS TRANSACTION MAKE SENSE FOR BOTH BONTERRA AND OBSIDIAN ENERGY?

Assuming a US$50/bbl WTI and C$1.95/MMBtu AECO 2021 forward commodity price outlook and based on the extensive analysis that we have conducted, a combination transaction between Obsidian Energy and Bonterra is expected to result in the benefits outlined below.

Cardium Champion: Enhanced Scale and Relevance

•	Creation of a Top 20 Western Canadian Sedimentary Basin oil producer with approximately 35,000 boe/d of oil-weighted production

•	Significant enhancement of our ability to deploy combined capital spending towards Obsidian Energy’s highest-return inventory at Willesden Green

•	A combined company significantly larger than any other Cardium-focused competitor

•

A significantly lower 2021 break-even WTI price of ~ US$37/bbl to maintain exit to exit production levels while achieving free-cash flow neutrality, with further break-even price improvement in 2022 and beyond due, in part, to lower interest expense from debt repayment

Maintain Strengths: Low Decline + High Netback Light Oil

•	Pro forma base production decline rate of approximately 18%

•	High netbacks of C$23/boe in 2022 based on US$50/bbl WTI and C$1.95/MMBtu AECO

•	Continued success in lowering operating expenses and improving capital efficiencies

Stable Balance Sheet, Lower Debt, Improved Access to Capital

•

Deleveraging for Bonterra shareholders through significant improvements in credit metrics due to improved free cash flow and lower debt, resulting in a lower risk profile and forecasted 2022 year-end Debt / EBITDA of 2.0x

•	Enhanced position to extend debt maturities with support of lenders

•	Obsidian Energy and Bonterra shareholders realizing the benefits of synergies

•

Increased size and scale that we believe would allow the combined entity to access alternative debt financing to refinance existing first lien debt resulting in a more stable and diversified capital structure that would not be as reliant on and exposed to semi-annual bank redeterminations

•	Improved financial position after sufficient debt pay down would allow the combined entity to eventually reinstate a dividend to shareholders

Meaningful Synergies and Capital Development Plan Drive Equity Appreciation

•	Synergies from lower general and administrative expenses, operating expense reductions, improved capital efficiency, aligned decommissioning liability strategy, and reduced interest costs over time

•	Significantly greater free cash flow of approximately C$50 million in year one and up to C$100 million over the first three years versus the stand-alone entities

•	Multi-year capital development plan to invest in Obsidian Energy’s highly economic and substantial drilling inventory allows for production growth and the generation of additional free cash flow

•	Improved free cash flow available to accelerate debt repayment resulting in improved financial performance and creating a clear path to significant equity appreciation

SIGNIFICANT ACCRETION TO BONTERRA AND OBSIDIAN ENERGY SHAREHOLDERS

At the proposed 2.0x exchange ratio, representing total ownership by Bonterra shareholders in the pro forma entity of approximately 48%, we, in conjunction with our financial advisors, see the potential for robust accretion across all equity metrics resulting in significant per share value appreciation to the benefit of both Obsidian Energy and Bonterra shareholders.

•

Assuming a US$50/bbl WTI and C$1.95/MMBtu AECO 2021 forward commodity price outlook and that the pro forma entity trades at 4.5x Enterprise Value / 2021 EBITDA, a trading multiple consistent with peers, Bonterra Shares would appreciate by greater than 300% to approximately C$6.40 per share, representing approximately C$3.20 per Obsidian Share.

•

Extrapolating a 4.5x multiple to projected 2022 EBITDA and using the same commodity price outlook would result in the Bonterra Shares appreciating by almost 600% to approximately C$10.50 per share and approximately C$5.25 per Obsidian Share due to modest production growth resulting in higher EBITDA, along with equity value improvement due to significant debt pay down from free cash flow generation.

ADDITIONAL LEVERAGING OF BONTERRA IS NOT IN THE BEST INTERESTS OF BONTERRA SHAREHOLDERS

Given the significant equity appreciation that would result from a combination between Obsidian Energy and Bonterra, we feel strongly that engaging with Obsidian Energy is a far better outcome for Bonterra shareholders than Bonterra’s current pursuit of incremental second-lien debt financing from BDC. It is clear, in our review and analysis, that adding more debt to an already over-levered balance sheet is a vastly inferior outcome for Bonterra shareholders compared to the synergies and development opportunities with Obsidian Energy and the resulting corresponding share price appreciation that a combination transaction would enable.

“CREATING A CARDIUM CHAMPION” PRESENTATION

Obsidian Energy’s detailed “Creating a Cardium Champion” presentation is available at www.obsidianenergy.com.

APPROVALS

The proposed Offer has been unanimously approved by Obsidian Energy’s Board of Directors.

DETAILS ON INTENTION TO MAKE AN OFFER

Other than in certain circumstances described below, Obsidian Energy intends to commence the Offer as soon as practicable. Once the Offer is formally launched, it will be open for acceptance by Bonterra shareholders for 105 days, unless the Offer is extended, accelerated or withdrawn, in each case, in accordance with applicable law.

The Offer will be subject to certain conditions, including: (i) that the Bonterra Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Bonterra Shares (on a fully-diluted basis); (ii) receipt of all governmental, regulatory and stock exchange approvals, including pursuant to the Competition Act (Canada) and the approval of the Toronto Stock Exchange (“TSX”), that Obsidian Energy considers necessary or desirable in connection with the Offer; (iii) there being no legal prohibition against Obsidian Energy making the Offer or taking up and paying for the Bonterra Shares; (iv) Bonterra not having adopted or implemented a shareholder rights plan, disposed of any material assets, incurred any material debts (including pursuant to its announced prospective term facility with the BDC under its Business Credit Availability Program), implemented any changes in its capital structure or otherwise implemented or attempted to implement a defensive tactic; (v) no material adverse change having occurred in the business, affairs, prospects or assets of Bonterra, including the commencement of proceedings under the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada); (vi) no litigation or regulatory order that may hamper the carrying out of the Offer or any second step transaction in connection with the Offer; (vii) Obsidian Energy shareholders approving, as required by the rules of the TSX, the issuance of the Obsidian Shares to be distributed by Obsidian Energy in connection with the Offer; (viii) Obsidian Energy being provided with access to all non-public information regarding Bonterra that has been made available to any potential acquiror or, in any case, which a potential acquiror would reasonably require to be given, provided or have made available to it, in each case since June 30, 2020 for the purpose of considering or seeking information to consider an acquisition of, or business combination with, Bonterra in each case on substantially the same terms and conditions as have been or would reasonably be imposed on a potential acquiror, other than any term or condition that would be inconsistent with or would render Obsidian Energy unable to make the Offer, to take-up and pay under the Offer or complete any second step transaction; (ix) Obsidian Energy not becoming aware of Bonterra having made any untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; (x) having received all third party consents or approvals that Obsidian Energy considers necessary or desirable in connection with the Offer, including without limitation all necessary consents to the Offer, or waivers required as a result of the consummation of the Offer, from the lenders under Bonterra’s revolving credit facility and, as applicable, lenders under Bonterra’s subordinated notes to private related party investors or any other similar agreement or instrument; and (xi) the statutory minimum tender and other conditions set out in National Instrument 62-104 Take-Over Bids and Issuer Bids (which cannot be waived); and (xii) other customary conditions.

Full details of the Offer will be set out in a bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Obsidian Energy expects to mail in accordance with applicable Canadian securities laws and to file with the Canadian securities regulatory authorities. In connection with the Offer, Obsidian Energy expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (a “Registration Statement”), which will contain a prospectus relating to the Offer (a “Prospectus”). This news release is not a substitute for the Offer Documents, the Prospectus or the Registration Statement. Such documents are not currently available, but once available BONTERRA SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH

WILL CONTAIN IMPORTANT INFORMATION ABOUT OBSIDIAN ENERGY, BONTERRA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on the Obsidian Energy website at www.obsidianenergy.com.

Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Securities will not be offered, nor will deposits of securities be accepted from a person, in any State of the United States in which the offering of securities, or acceptance thereof, would not be in compliance with the laws of such jurisdiction. Neither the SEC nor any securities commission of any State of the United States has (a) approved or disapproved of the Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense in the United States.

The Offer will only be made pursuant to a formal Offer and the Offering Documents. The Offer will not be made in, nor will deposits of securities be accepted from a person in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Readers are cautioned that Obsidian Energy may determine not to make the Offer if: (i) Bonterra implements or attempts to implement defensive tactics in relation to the Offer, (ii) Obsidian Energy uncovers or otherwise identifies information suggesting that the business, affairs, prospects or assets of Bonterra have been impaired or uncovers or otherwise identifies other undisclosed material adverse information concerning Bonterra; (iii) Bonterra determines to engage with Obsidian Energy to negotiate the terms of a combination transaction and Bonterra and Obsidian Energy determine to undertake that transaction utilizing a structure other than a bid such as a plan of arrangement; or (iv) a material adverse change has occurred in the business, affairs, prospects or assets of Bonterra prior to commencement of the Offer. Accordingly, there can be no assurance that the Offer will be made or that the final terms of the Offer will be as set out in this news release.

Questions? Bonterra shareholders should contact Kingsdale Advisors, the information agent and depositary for the Offer, at 1-888-564-7333 (North American Toll-Free Number) or +1-416-867-2272 (Outside North America) or via email at contactus@kingsdaleadvisors.com.

ADVISORS

Obsidian Energy has engaged Tudor, Pickering, Holt & Co. Securities – Canada, ULC as its financial advisor, Stikeman Elliott LLP, Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal counsel, Kingsdale Advisors as the information agent and depositary in respect of the Offer and Longview Communications & Public Affairs as its strategic communications advisors.

ADDITIONAL READER ADVISORIES

NO OFFER OR SOLICITATION

This news release does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities of Obsidian Energy or Bonterra. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted

OIL AND GAS INFORMATION ADVISORY

Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

NON-GAAP MEASURES

This news release contains references to the terms EBITDA, Enterprise Value, Debt, funds flow from operations, free cash flow and netbacks, which do not have a standardized meaning prescribed by International Financial Reporting Standards and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. EBITDA is net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Debt is bank debt, notes and, solely in respect of Bonterra, subordinated debt. Enterprise Value is a measure of total value of the applicable company calculated by aggregating the market value of its common shares at a specific date, adding its total Debt and subtracting its cash and cash and cash equivalents. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the combined entity’s ability to fund planned capital programs. Free cash flow is funds flow from operations less capital and decommissioning expenditures. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects.

ABBREVIATIONS

AECO	Alberta Energy Company
bbl/d	barrels per day
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
MMBtu	million British Thermal Units
WTI	West Texas Intermediate

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the intention to make the Offer, the terms and exchange ratio of the Offer and the timing for the commencement of the Offer, the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra, including as to expected cost synergies, accretion and equity appreciation, production levels and WTI break-even price expectations for each of the entities on a stand-alone basis; the terms and exchange ratio of the proposed combination between Obsidian Energy and Bonterra; that the Offer is the better option compared to adding more debt to an already over-levered balance sheet for Bonterra shareholders; the ascribed share price market trading multiple to the combined entity and the resulting benefit to Obsidian Energy and Bonterra shareholders; and the conditions that the Offer will be subject to and possible reasons that the Offer would not be made.

With respect to forward-looking statements contained in this document, Obsidian Energy has made assumptions regarding, among other things: that both Obsidian Energy and Bonterra, each of which are subject to short term extensions on their respective senior revolving credit facilities continue to obtain extensions in respect of their thereof and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any subsequent second step transaction, the ability to complete the Offer and the proposed combination, integrate Obsidian Energy’s and Bonterra’s respective businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy, Bonterra and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern going forward and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the combined entity’s shares will trade at a multiple comparable to peers; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All references to $ or C$ in this news release are to Canadian dollars and all references in this news release to US$ are to U.S. dollars.

MEDIA CONTACT

Lisa Ottmann

Partner

Longview Communications & Public Affairs

Direct: 587-355-1947

Cell: 403-606 0866

Email: lottmann@longviewcomms.ca

OBSIDIAN ENERGY: Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com